Exhibit 12.1
Kansas City Southern de México, S.A. de C.V.
Schedule of Ratio of Earnings to Fixed Charges

	Successor			Predecessor
			Nine months	Three Months
	Year ended	Year ended	ended	Ended	Year ended
	December 31,	December 31,	December 31	March 31,	December 31,
	2007	2006	2005	2005	2004	2003
Income (loss) before income taxes and minority interest	$128.5	$80.4	$86.0	$(0.5)	$(4.1)	$(16.4)
Equity Method	(5.7)	(5.9)	1.5	—	(0.1)	(0.3)
VAT/PUT Settlement	—	—	(141.0)	—	—	—
Interest expenses on indebtedness	81.9	92.9	70.4	25.6	102.7	103.8
Amortization of capitalized interest	3.5	3.5	1.8	1.6	7.0	6.4
Portion of rents representative of an appropriate interest factor	21.4	20.9	15.0	4.6	18.0	18.8

Income (loss) before income taxes and minority interest Adjusted	$229.6	$191.8	$33.7	$31.3	$123.5	$112.3

Fixed charges:
Interest expenses on indebtedness	81.9	92.9	70.4	25.6	102.7	103.8
Amortization of capitalized interest	3.5	3.5	1.8	1.6	7.0	6.4
Portion of rents representative of an appropriate interest factor (1)	21.4	20.9	15.0	4.6	18.0	18.8

Total fixed charges	$106.8	$117.3	$87.2	$31.8	$127.7	$129.0

Ratio of earnings to fixed charges	2.1	1.6	N/A*	1.0	1.0	N/A*

*	For the nine months ended December 31, 2005 and the year ended December 31, 2003, our earnings were insufficient to cover fixed charges by $53.5 million and $16.6 million, respectively.

(1)	Rents represent one-third of rents expense.